Exhibit 99.7

RBC ACQUISITION CORP.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 and 2012

(unaudited)

Contents

Page

Consolidated Balance Sheet (unaudited)	1

Consolidated Statement Of Operations (unaudited)	2

Consolidated Statements Of Redeemable Series A Preferred Stock And Stockholder’s Equity (Deficit) (unaudited)	3

Consolidated Statement Of Cash Flows (unaudited)	4

Notes To Consolidated Financial Statements (unaudited)	5 -28

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

UNAUDITED

	Successor	Predecessor
	September 30,
	2013	2012
Assets
Current Assets
Cash and cash equivalents	$472,716	$692,488
Accounts receivable (less allowance for doubtful accounts and sales returns of $0 in 2013 and $500 in 2012)	2,305,674	2,542,869
Inventories	3,281,985	3,934,422
Prepaid expenses and other current assets	84,043	181,761
Prepaid income taxes	—	699,559
Deferred tax asset	476,565	200,044

Total Current Assets	6,620,983	8,251,143

Property, Plant And Equipment	8,323,350	12,833,955

Goodwill	3,999,957	8,156,764

Intangible Assets	10,320,833	6,237,609

Other Assets	245,967	639,017

	$29,511,090	$36,118,488

Liabilities And Stockholder’s Equity (Deficit)

Current Liabilities
Line of credit	$4,000,000	$—
Current maturities of long-term debt	116,008	225,631
Accounts payable	1,562,234	1,782,822
Accrued expenses	254,044	452,484
Deferred revenue	—	243,750
Accrued interest	261,595	199,691
Accrued vacation	151,543	143,841
Accrued taxes	86,443	75,000
Other current liabilities	—	95,038

Total Current Liabilities	6,431,867	3,218,257

Long-Term Deferred Tax Liability	1,763,655	1,074,721

Line Of Credit	—	2,900,000

Long-Term Debt	21,010,683	24,301,175

Dividends Payable	—	84,451

Put Warrant Liability	—	1,060,543

Total Liabilities	29,206,205	32,639,147

Redeemable Series A Preferred Stock	2,446,463	—

Stockholder’s Equity (Deficit)
Common stock:
$0.0001 par value, 10,000,000 shares authorized, 2,000,000 shares issued and outstanding at September 30, 2013	200	—
$0.001 par value, 40,000 shares authorized, 9,351 shares issued and outstanding at September 30, 2012	—	9
Preferred Stock:
$0.001 par value, 4,000 shares authorized, 3,510 issued and outstanding at September 30, 2012	—	4
Contributed capital	—	365,051
Additional paid-in capital	800	12,405,421
Accumulated deficit	(2,142,578)	(9,291,144)

Total Stockholder’s Equity (Deficit)	(2,141,578)	3,479,341

	$29,511,090	$36,118,488

See the accompanying notes to consolidated financial statements.	Page 1

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

UNAUDITED

	Successor	Predecessor
	Period March 7, 2013 To September 30, 2013	Period October 1, 2012 To March 6, 2013	Fiscal Year End September 30, 2012
Revenues
General	$8,024,064	$4,418,783	$10,201,469
Research and development	1,135,325	207,685	(310,025)

Total Revenues	9,159,389	4,626,468	9,891,444

Cost Of Sales, Exclusive Of Amortization
General	6,340,348	3,320,838	8,169,146
Research and development	1,395,524	1,203,037	2,461,366

Total Cost Of Sales	7,735,872	4,523,875	10,630,512

Selling, General, And Administrative Expenses	1,422,837	811,232	2,836,374

Amortization Of Intangible Assets	554,167	273,615	985,362

Impairment Of Goodwill	—	4,156,807	—

Loss From Operations	(553,487)	(5,139,061)	(4,560,804)

Other Expenses
Interest expense	1,868,377	1,415,094	3,396,568
Non-cash interest expense	698,592	—	—
Other expense	78,238	101,457	5,067
Change in fair value of put warrants	—	(1,060,543)	108,529
Management fee	—	116,668	483,335

Total Other Expenses	2,645,207	572,676	3,993,499

Pretax Net Loss	(3,198,694)	(5,711,737)	(8,554,303)

Income Tax Benefit	1,203,579	574,676	3,148,547

Net Loss	$(1,995,115)	$(5,137,061)	$(5,405,756)

See the accompanying notes to consolidated financial statements.	Page 2

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE

SERIES A PREFERRED STOCK AND STOCKHOLDER’S EQUITY (DEFICIT)

UNAUDITED

For The Periods Ended September 30, 2013, March 6, 2013, And September 30, 2012

	Redeemable Series A Preferred Stock		Preferred Stock		Common Stock		Contributed	Additional Paid-In	Accumulated	Total Stockholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Capital	Deficit	Equity (Deficit)
Predecessor:
Balance - September 30, 2011	—	$—	—	$—	9,381	$9	$365,051	$8,995,494	$(3,800,937)	$5,559,617

Stock-Based Compensation Expense	—	—	—	—	—	—	—	45,227	—	45,227

Issuance Of Preferred Stock	—	—	3,510	4	—	—	—	3,509,996	—	3,510,000

Stock Issuance Costs	—	—	—	—	—	—	—	(115,296)	—	(115,296)

Beneficial Conversion Feature Of Preferred Stock	—	—	—	—	—	—	—	3,510,000	—	3,510,000

Accretion Of Beneficial Conversion Feature Of Preferred Stock	—	—	—	—	—	—	—	(3,510,000)	—	(3,510,000)

Preferred Shares Dividend Accrual	—	—	—	—	—	—	—	—	(84,451)	(84,451)

Repurchase And Retirement Of Common Stock	—	—	—	—	(30)	—	—	(30,000)	—	(30,000)

Net Loss	—	—	—	—	—	—	—	—	(5,405,756)	(5,405,756)

Balance - September 30, 2012			3,510	4	9,351	9	365,051	12,405,421	(9,291,144)	3,479,341

Net Loss	—	—	—	—	—	—	—	—	(5,137,061)	(5,137,061)

Balance - March 6, 2013	—	$—	3,510	$4	9,351	$9	$365,051	$12,405,421	$(14,428,205)	$(1,657,720)

Successor:
Balance - March 7, 2013	—	$—	—	$—	—	$—	$—	$—	$—	$—

Issuance Of Redeemable Series A Preferred Stock	2,299,000	2,299,000	—	—	—	—	—	—	—	—

Issuance Of Common Stock	—	—	—	—	2,000	200	—	800	—	1,000

Cumulative Series A Preferred Stock Dividend Accrual	—	147,463	—	—	—	—	—	—	(147,463)	(147,463)

Net Loss	—	—	—	—	—	—	—	—	(1,995,115)	(1,995,115)

Balance - September 30, 2013	2,299,000	$2,446,463	—	$—	2,000	$200	$—	$800	$(2,142,578)	$(2,141,578)

See the accompanying notes to consolidated financial statements.	Page 3

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED

	Successor	Predecessor
	Period March 7, 2013 To September 30, 2013	Period October 1, 2012 To March 6, 2013	Fiscal Year Ended September 30, 2012
Cash Flows From Operating Activities
Net loss	$(1,995,115)	$(5,137,061)	$(5,405,756)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,225,485	910,789	2,327,142
Deferred financing cost amortization	—	109,006	273,335
Non-cash interest expense	698,592	—	—
Change in fair value of put warrants	—	(1,060,543)	108,529
Goodwill impairment charges	—	4,156,807	—
Stock-based compensation expense	—	—	45,227
Dividend payable	—	(84,451)	—
Deferred income taxes	(1,203,579)	(574,676)	(2,447,486)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combination:
(Increase) decrease in accounts receivable	(1,113,067)	1,286,757	3,333,593
Decrease (increase) in inventories	371,033	(808,347)	(968,386)
Decrease (increase) in prepaid expenses and other assets	13,182	70,535	(20,403)
Decrease (increase) in prepaid income taxes	664,366	—	(699,559)
(Decrease) increase in accounts payable and accrued expenses	(560,202)	508,044	793,041
Decrease in deferred revenue	(243,750)	—	—
Decrease in income taxes payable	—	—	(251,578)

Net Cash Used In Operating Activities	(2,143,055)	(623,140)	(2,912,301)

Cash Flows Used In Investing Activities
Payments for equipment and leasehold improvements	(230,363)	(309,271)	(1,812,293)

Cash Flows From Financing Activities
Principal payments on long-term debt	(71,901)	(93,490)	(214,195)
Net borrowing on line of credit	—	1,100,000	1,700,000
Payment for deferred financing fees	—	—	(22,071)
Repurchase of stock	—	—	(30,000)
Issuance of preferred stock	2,299,000	—	3,506,000
Payment of stock issuance costs	—	(148,552)	(115,296)
Issuance of common stock	1,000	—	—

Net Cash Provided By Financing Activities	2,228,099	857,958	4,824,438

Net (Decrease) Increase In Cash And Cash Equivalents	(145,319)	(74,453)	99,844

Cash And Cash Equivalents - Beginning Of Period	618,035	692,488	592,644

Cash And Cash Equivalents - End Of Period	$472,716	$618,035	$692,488

Supplemental Disclosure Of Cash Flow Information
Interest paid	$2,642,969	$1,247,357	$3,109,006
Income taxes paid	—	—	250,076
Series A preferred stock dividend (Note 12)	147,463	—	—
Preferred Stock Dividends (Note 12)	—	—	84,451

See the accompanying notes to consolidated financial statements.	Page 4

RBC ACQUISITION CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013 And 2012

Unaudited

1.	Operations

RBC Acquisition Corp. was formed and began operations on March 7, 2013 when it acquired all outstanding stock of Reliable Biopharmaceutical Corporation (RBC) for a purchase price of $1 and potential contingent consideration based on certain financial metrics. The fair value of the contingent consideration was $0 at the date of acquisition. RBC Acquisition Corp. is an affiliate of RBC’s primary lender. As a result of this transaction, all references in these consolidated financial statements to the Company before March 6, 2013 shall be referred to as “Predecessor.” All references in these consolidated financial statements to the Company after March 7, 2013 shall be referred to as “Successor”. A summary as of March 7, 2013 of the fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	$618,035
Accounts receivable	1,192,607
Inventories	3,653,018
Prepaid expenses and other current assets	97,225
Prepaid income taxes	664,366
Current deferred tax asset	437,077
Property, plant and equipment	8,757,277
Goodwill	3,999,957
Developed technology	9,500,000
Trademarks	900,000
In-process research and development	475,000
Other assets	252,995
Accounts payable and accrued expenses	(2,876,061)
Deferred revenue	(243,750)
Long-term deferred tax liability	(2,927,746)
Line of credit	(4,000,000)
Term loan	(11,392,266)
Mortgage loan	(7,041,051)
Subordinated loan	(2,066,683)

The Company also incurred expenses of approximately $26,500 related to the acquisition, which were expensed in the period from March 7, 2013 to September 30, 2013 and included in selling, general, and administrative expenses on the consolidated statement of operations. The purchase price allocation remains open with respect to deferred taxes.

Revenues are predominately earned from the manufacture and sale of both high quality active pharmaceutical ingredients and high purity ingredients for human care. Its manufacturing operations are located in St. Louis, Missouri. RBC grants credit to its customers, located throughout the world.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

RBC is a Food and Drug Administration inspected developer and “current good manufacturing process” manufacturer of Active Pharmaceutical Ingredients for the generic pharmaceutical industry, excipients for the biopharmaceutical and pharmaceutical industries, nucleic acid derivatives, and reagent formulations for the diagnostic and medical device industries. RBC sells to biopharmaceutical, pharmaceutical, medical device, and diagnostic companies worldwide.

RBC has a wholly-owned subsidiary, RBC Real Estate Holdings, LLC (REH). REH’s sole business activity is the lease of manufacturing and office facilities to RBC.

2.	Summary Of Significant Accounting Policies

Principles Of Consolidation

The consolidated financial statements subsequent to March 6, 2013 include the accounts of RBC Acquisition Corp. and its wholly-owned subsidiary, RBC and RBC’s wholly-owned subsidiary, REH, which are collectively referred to as the Company in the successor period.

Prior to March 6, 2013 consolidated financial statements include the accounts of Reliable Biopharmaceutical Holdings, Inc. (RBH) and its wholly-owned subsidiary RBC and RBC’s wholly-owned subsidiary REH, collectively referred to as the Company in predecessor periods.

Significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash And Cash Equivalents

The Company considers all highly liquid, temporary investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents may periodically exceed those amounts insured by federal agencies.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Inventories

Inventories are valued at the lower of cost (specific identification method) or market. Work in process and finished goods inventories are valued at the cost of raw materials plus direct labor and applied factory overhead, not in excess of market.

Property, Plant And Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods over periods ranging from 3 to 40 years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life of the improvement.

Goodwill And Intangible Assets

Goodwill represents the excess of the fair values of the liabilities assumed over the identifiable assets acquired, including identifiable intangible assets, acquired. Qualitatively, goodwill represents such factors as the benefit of consolidating ownership to one party, confidence in management’s plans and abilities, as well as the value of the assembled work force. Goodwill is not amortized and must be tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is not expected to be deductable for tax purposes.

At the Company’s option, a qualitative assessment may be performed prior to calculating the fair value in step one of the goodwill impairment tests. If the Company determines, based on qualitative factors, that the fair value of a reporting unit is more likely than not (that is, a likelihood of more than 50 percent) less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed.

The Company concluded during the period beginning March 7, 2013 and ended September 30, 2013 that quantitative testing was not necessary, based on the consideration of factors such as the results of operations and cash flows for the Company. Thus, no impairment charges were necessary for the period.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

During the period beginning October 1, 2012 and ended March 6, 2013, the

Company recorded goodwill impairment charges of approximately $4.16 million. See Note 5, Goodwill, for additional details of this impairment.

The Company tested its goodwill in 2012 with no impairment charges being deemed necessary from testing.

The Company has certain trademarks, customer lists, trade secrets, noncompete agreements and in-process research and development. These assets have indefinite lives and, as such, are not amortized. The Company must test indefinite-lived assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. There was no impairment loss recognized during the periods.

The Company acquired developed technology in conjunction with the acquisition of RBC in 2013. Developed technology is amortized on a straight line basis over its estimated useful life of 10 years.

Derivatives

The Company applies accounting rules for derivative instruments and hedging activities to its put warrants issued to the Company’s debt holder. Derivative accounting requires that all derivatives be recorded on the consolidated balance sheet at fair value. The Company has not designated its derivatives as effective hedges. Derivatives that are not designated as hedges must be recorded at fair value through current period earnings. Fair value for the Company’s put warrants is determined using pricing models and formulas. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Fair Value Of Financial Instruments

The Company utilizes an established framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Revenue Recognition

The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Customers are offered a limited return policy if the product fails to meet specific tests upon receipt. Sales returns and allowances amounted to $17,997 for the period from March 7, 2013 to September 30, 2013, $1,394 for the period from October 1, 2012 to March 6, 2013, and $877,447 for fiscal 2012, respectively, and are netted against revenues. At September 30, 2013 and 2012, no allowance was recorded for sales returns.

Shipping and handling billed to customers is included in revenues and the related cost is included in cost of sales.

The Company periodically recognizes product revenue before delivery has occurred (bill and hold sales) as long as the following criteria are met:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company does not retain effective control over the goods or continuing managerial involvement to the degree usually associated with ownership;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits of the sale will flow to the Company;

•	Any costs incurred or to be incurred related to the sale can be measured reliably;

•	It is probable that delivery will be made;

•	The goods are on hand, identified and ready for delivery;

•	The buyer specifically acknowledges the deferred delivery instructions; and

•	Normal payment terms apply.

The Company had approximately $0 and $630,000 of bill and hold sales not shipped as of September 30, 2013 and 2012, respectively, for which the corresponding inventory amounts were excluded from inventory in the consolidated balance sheets.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Revenue under the Company’s license and collaboration arrangements is recognized based on the performance requirements of the contract. Amounts received under such arrangements consist of up-front collaboration payments, periodic milestone payments and payments for research activities. The Company’s collaborations with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value. The consideration received is combined and recognized as a single unit of accounting when criteria for separation are not met.

The Company recognized revenue of approximately $1,100,000 for the period from March 7, 2013 to September 30, 2013, $207,685 for the period from October 1, 2012 to March 6, 2013, and $0 for fiscal 2012, respectively for performance requirements achieved. There were no outstanding performance requirements as of September 30, 2013 and 2012.

Contingent Consideration

In connection with the acquisition of RBC, the stockholder has a contingent consideration arrangement that requires payment to the former owners of RBC. For proceeds received in excess of outstanding equity, in addition to an amount equal to an internal rate of return of 10% on the equity compounded annually (the initial amount), the former owners are entitled to receive an amount equal to 17.5% of the initial amount. The former owners shall also be entitled to 17.5% of all additional proceeds.

Each year the Company, on behalf of the stockholder, will reassess the contingent consideration obligation associated with the acquisition and record changes in the fair value as contingent consideration expense or income. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in assumed discount periods and rates, changes in the assumed timing and amount of revenue and expense estimates and changes in assumed probability with respect to the attainment of certain financial and operational metrics. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense (income) recorded in any given period.

Advertising

Advertising costs for the period were insignificant and are recognized in the period in which the related expenses are incurred.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Research And Development Costs

Research and development costs are charged to expense in the year incurred and are included in cost of sales - research and development. The direct salaries for research and development were $527,462 for the period from March 7, 2013 to September 30, 2013, $331,680 for the period from October 1, 2012 to March 6, 2013, and $795,936 for fiscal 2012, respectively. The direct costs of materials used in research and development were $28,759 for the period from March 7, 2013 to September 30, 2013, $370,641 for the period from October 1, 2012 to March 6, 2013, and $630,848 for fiscal 2012, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including accounts receivable, inventory, fixed assets, and intangible assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting guidance for income taxes, provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized. The second step is to determine the amount to be recognized. The two-step approach is outlined below:

•	Income tax benefits should be recognized when, based on the technical merits of a tax position, the company believes that if a dispute arose with the taxing authority and was taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50%) that the tax position would be sustained as filed; and

•	If a position is determined to be more likely than not of being sustained, the amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

The Company’s federal and state tax returns for tax years 2009 and later remain subject to examination by taxing authorities.

If management’s assessment of unrecognized tax benefits is not representative of actual outcomes, the consolidated financial statements could be impacted in the period of settlement or when the statute of limitations expires.

Subsequent Events

Management has evaluated subsequent events through December 29, 2014, the date which the consolidated financial statements were available for issue.

3.	Inventories

Inventories consist of:

	Successor	Predecessor
	2013	2012

Raw materials	$688,566	$1,513,189
Work in process	853,152	464,618
Finished goods	1,740,267	1,979,501
Inventory allowance	—	(22,886)

	$3,281,985	$3,934,422

4.	Property, Plant And Equipment

Property, plant and equipment consist of:

	Successor	Predecessor
	2013	2012

Land	$450,000	$850,000
Building	1,717,379	6,610,000
Machinery and equipment	5,035,380	6,723,477
Office and equipment	172,074	279,422
Leasehold improvements	1,449,747	4,043,055
Automobiles	5,250	15,429
Equipment not placed in service	156,870	1,652,371

	8,986,700	20,173,754
Less: Accumulated depreciation and amortization	663,350	7,339,799

	$8,323,350	$12,833,955

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Depreciation and amortization of property, plant and equipment charged against income amounted to $664,290 for the period from March 7, 2013 to September 30, 2013, $637,174 for the period from October 1, 2012 to March 6, 2013, and $630,848 for fiscal 2012, respectively. During the period from March 7, 2013 to September 30, 2013, fully depreciated machinery and equipment with an historical cost of $940 was disposed.

5.	Goodwill

The following table details the changes in the carrying amount of goodwill:

Predecessor:
Balance - October 1, 2011	$8,156,764
Impairment	—

Balance - September 30, 2012	8,156,764
Impairment	(4,156,807)

Balance - March 6, 2013	3,999,957
Successor:
Balance - March 7, 2013	3,999,957
Impairment	—

Balance - September 30, 2013	3,999,957

As noted in Note 1, the Company determined there was no impairment in the periods March 7, 2013 to September 30, 2013 and fiscal 2012. As a result of the Company’s goodwill impairment analysis at March 6, 2013, the Company determined that the carrying amount of the Company exceeded its estimated fair value. The resulting impairment charge of approximately $4.16 million was recorded in the period October 1, 2012 to March 6, 2013. The weakened economy and in particular the decline in demand for significant cGMPs and APIs produced by the Company, coupled with continued operating performance below planned levels during the period October 1, 2012 to March 6, 2013 and a weak forecast of future operating results were the contributing factors that lead to the impairment charges recorded in the period October 1, 2012 to March 6, 2013.

There were no accumulated goodwill impairment charges as of September 30, 2013 and 2012, respectively.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

6.	Intangible Assets

Intangible assets consist of:

	Successor
	September 30, 2013
		Accumulated
	Asset	Amortization	Total

Developed technology	$9,500,000	$554,167	$8,945,833
Trademarks	900,000	—	900,000
In-Process R&D	475,000	—	475,000

	$10,875,000	$554,167	$10,320,833

	Predecessor
	September 30, 2012
		Accumulated
	Asset	Amortization	Total

Customer lists	$7,800,000	$2,600,000	$5,200,000
Trade secrets	1,400,000	1,162,391	237,609
Trademarks	800,000	—	800,000
Noncompete agreements	10,000	10,000	—

	$10,010,000	$3,772,391	$6,237,609

Amortization of intangible assets charged against income amounted to $554,167 for the period from March 7, 2013 to September 30, 2013, $273,615 for the period from October 1, 2012 to March 6, 2013, and $752,478 for fiscal 2012, respectively. Projected amortization of intangible assets over the next five years is as follows:

Year	Amount

2015	$950,000
2016	950,000
2017	950,000
2018	950,000
2018	950,000
Thereafter	4,195,833

$8,945,833

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

7.	Other Assets

Other assets consist of:

	Successor	Predecessor
	2013	2012

Deferred inventory costs	$252,995	$—
Deferred financing costs	—	1,814,406
Deposits	—	82,972

	252,995	1,897,378
Less: Accumulated amortization	7,028	1,258,361

	$245,967	$639,017

Amortization of deferred financing costs are charged to interest expense and amounted to $0 for the period from March 7, 2013 to September 30, 2013, $109,006 for the period from October 1, 2012 to March 6, 2013, and $273,335 for fiscal 2012, respectively.

8.	Line Of Credit

The Company has a revolving line-of-credit agreement with an affiliate of the stockholder whose borrowings are limited to lesser of, (1) 85% of eligible accounts receivable plus 50% of eligible inventories, or (2) $4,000,000. Outstanding balances bear interest at a rate equal to the greater of 9% or the 30-day LIBOR rate plus 7%, payable monthly. The rate in effect at September 30, 2013 and 2012 was 9%. All balances then outstanding are due and payable on June 14, 2014. This agreement contains an unused line fee equal to 1% of the available unused balance payable monthly. See Note 9 for details of the credit agreement.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

9.	Long-Term Debt

Long-term debt consists of:

	Successor	Predecessor
	2013	2012

Note payable to affiliate of stockholder, mortgage loan - secured by all real property, payable in monthly installments of $65,177 including principal and interest at 9.5%, with a balloon payment due in December 2014	$6,969,148	$7,074,422
Note payable to affiliate of stockholder, last out term loan (meaning if the Company is liquidated, the holder of the last out term loan is paid after the senior debt holders) - secured by all business assets, payable in monthly installments of interest at the greater of 12%	11,392,266	11,452,384

Note payable to affiliate of stockholder, subordinated loan - secured by all business assets, payable in monthly installments of interest only at 12.5%, due in December 2014. Principal balance of $6,000,000. Carrying amount at September 30, 2013 is net of unamortized fair value discount of $3,234,723, based on an effective interest rate of 83%.	2,765,277	6,000,000

	21,126,691	24,526,806
Less: Current maturities	116,008	225,631

Long-term debt	$21,010,683	$24,301,175

The 30-day LIBOR was 0.1806% and .02213% at September 30, 2013 and 2012, respectively.

Contractual scheduled maturities of the above debt are as follows:

Year	Amount

2015	$116,008
2016	24,245,406

$24,361,414

Contractual interest expense incurred on all debt amounted to $1,868,377 for the period from March 7, 2013 to September 30, 2013, $1,305,843 for the period from October 1, 2012 to March 6, 2013, and $3,396,568 for fiscal 2012, respectively.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

As part of the 2013 acquisition of RBC, all assets and liabilities were adjusted to fair value. The Company obtained a third party appraisal to assist in determining the fair values. It was determined that the fair value of the acquired subordinated loan was $2,066,683, a discount of $3,933,317 from its principal balance due. The discount will be amortized over the remaining life of the note as non-cash interest expense. The fair values of the other notes were the same as their principal balance due. Non-cash interest expense related to the discount amounted to $698,582 during the period from March 7, 2013 to September 30, 2013.

All debt instruments contain certain restrictive covenants, which among other things; establish minimum consolidated EBITDA and maximum capital expenditures. The Company was in compliance with its covenants as of September 30, 2013.

As part of the 2013 acquisition of RBC, the lender waived all covenant breaches in prior periods as well as payment default that occurred under previous ownership. The conditional interest resulting from the failure to meet previous debt covenants under previous ownership totaled $774,000 at March 7, 2013 and will not accrue additional interest. This conditional interest is due only upon a future change in control and no liability is recorded in the consolidated statements for this amount.

During fiscal 2012, the Company amended its credit agreement. As a result of the amendment, the Company paid expenses to the finance company in the amount of $22,071 which were capitalized and are included in other assets (Note 7). The amendment changed the restrictive debt covenants and provided for conditional interest in the event certain of these covenants are not met.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

10.	Common Stock

At September 30, 2013, the authorized common stock of the Company consists of one class of common stock with 10,000,000 shares authorized.

At September 30, 2012, the authorized common stock of the Company consists of 39,999 shares of Class A common stock and 1 share of Class B common stock. Both classes of stock have a par value of $0.001 per share. In general, with respect to the election of directors, the holder of the Class B common stock, voting as a separate class, is entitled to elect one member of the board of directors (Class B director). The vote of the Class B director shall be counted for all purposes as ten votes. The issued and outstanding share of Class B common stock is held by RBC Investment Holdings, LLC. In the event of any transfer of the share of Class B common stock to any person or entity other than RBC Investment Holdings, LLC or an affiliate of RBC Investment Holdings, LLC, such share of Class B common stock shall automatically be converted into one share of Class A common stock.

11.	Common Stock Warrants

RBH issued 756 warrants in 2008. An additional 305 warrants were issued to the original warrant holder in 2012 to protect the holder from dilution resulting from the issuance of preferred stock during the year. These warrants are subject to adjustment for certain future dilution (as defined in the warrant agreement), to the debt holder to purchase shares of RBH’s common stock. The exercise price of the warrants is $1,000 per share. The contractual life of the warrants is 20 years, expiring in October 2027 and June 2032. The warrant holders have the option to require the Company to repurchase the warrants at the warrant put price (as defined and subject to certain restrictions in the warrant agreement) at any time after the earlier of (1) a change in control of RBH (as defined in the warrant agreement) at any time after the earlier of (1) a change in control of RBH (as defined in the warrant agreement), or (2) December 2014. The warrants are accounted for as derivative financial instruments, with fair value adjustments recorded through current earnings. The change in fair value of the warrants during the period from October 1, 2012 to March 6, 2013 and fiscal 2012 resulted in a decrease of $1,060,543 and $108,529, respectively, to the put warrant liability, which is presented separately in the accompanying statement of operations.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

The following table set forth by level, within the fair value hierarchy, the Company’s put warrant liability measured at fair value:

	September 30, 2012
	Level 1	Level 2	Level 3	Total

Put Warrants	$—	$—	$1,060,543	$1,060,543

There were no warrants outstanding at September 30, 2013.

The following is a reconciliation of the beginning and ending balances for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Put Warrants

Balance - October 1, 2011	$952,014
Change in fair value recognized in earnings	108,529

Balance - October 1, 2012	1,060,543
Change in fair value recognized in earnings	(1,060,543)

Balance - March 6, 2013	$—

12.	Preferred Stock

Series A Preferred Stock (Series A) is redeemable, at the option of the Company or the holder, for an amount equal to the original purchase price plus all accrued and unpaid dividends. All unpaid dividends to Series A stockholders must be paid before declaring a dividend to common stockholders. Series A holds dividend and liquidation preferences over common stock. On matters presented to the stockholders of the Company, the holders of Series A shall not be entitled to vote.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

During the period from March 7, 2013 to September 30, 2013, 2,299,000 shares of Series A were issued at a price of $1 per share. The Company recorded a Series A preferred stock dividend of $147,463 during the period. The dividend rate is determined by the aggregate amount of outstanding shares of Series A as follows:

Aggregate Amount of Outstanding Shares of Series A Preferred Stock	Rate

Up to 1,000,000	8.0%
Up to 2,000,000	10.0%
Up to 3,000,000	12.5%
Up to 4,000,000	17.5%
Up to 5,000,000	25.0%

Prior to March 7, 2013, preferred stock was convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Class A common stock by dividing the original issue price, plus any accrued but unpaid dividends thereon, by the conversion price in effect at the time of conversion, $1,000 at September 30, 2012. The conversion price is adjusted in the event of a stock dividend, stock split, combination, other recapitalization or upon issuance of securities at a price below the conversion price. Conversion to common stock is mandatory upon the sale of shares of common stock to the public under the Securities Act of 1933 resulting in minimum gross proceeds of $50 million or by a 67% vote of preferred shareholders. Series B preferred stock accrues dividends on a cumulative basis at the rate of 8% per annum, payable only when, as, and if, declared by the Board. All unpaid dividends to preferred stockholders must be paid before declaring a dividend to common stockholders. If the Company then declares and pays a dividend to common stockholders, each preferred stockholder shall be entitled to receive an additional dividend in the amount that would be paid had the preferred stockholder converted their preferred shares to common shares. Preferred stock holds dividend and liquidation preferences over common stock. On matters presented to the stockholders of the Company, each holder of preferred stock shall be entitled to cast the number of votes equal to the number of convertible voting common stock shares available on the date of such matters.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

During fiscal 2012, 3,510 shares of preferred stock were issued at a price of $1,000 per share. As part of the issuance, approximately $115,000 in fees and expenses were paid to third parties. The Company recorded the proceeds from the issuance of the convertible preferred stock to preferred stock and additional paid-in capital, net of the fees and expenses paid. The common stock of the Company had a fair value of approximately $2,000 per share at the time the preferred shares were issued. As such, there is a beneficial conversion feature of the preferred stock. The intrinsic value of the beneficial conversion feature is $1,000 per share or $3,510,000 in the aggregate. The preferred shares could be immediately converted to common shares, and thus the beneficial conversion feature is recognized immediately as a dividend in the consolidated statement of stockholders’ equity. Accrued preferred dividends related to the preferred stock amounted to $84,451 at September 30, 2012.

13.	Profit Sharing 401(k) Plan

The Company has a qualified, noncontributory, trusteed profit sharing 401(k) plan (the Profit Sharing Plan) covering substantially all employees. Employees may contribute 1% to 50% of their annual compensation to the Profit Sharing Plan, within federal guidelines. The Company may elect to match a percentage of the employee contributions in accordance with the provisions set forth in the Profit Sharing Plan. The Company made matching contributions of $70,370 during the period from March 7, 2013 to September 30, 2013, $46,153 for the period October 1, 2012 to March 6, 2013, and $104,041 for fiscal 2012.

In addition, the Company may also make discretionary profit sharing contributions to the Profit Sharing Plan. No such contributions were made to the Profit Sharing Plan during the period.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

14.	Share-Based Compensation

During the period March 7, 2013 to September 30, 2013, the Company established the RBC Acquisition Corp. 2013 Stock Incentive Plan (the Plan). The Board of Directors, at its discretion, may grant options to eligible participants. Share options under the Plan vest over a period of four years. The number of shares subject to options available for issuance under the Plan cannot exceed 666,667. During the period, the Board of Directors issued 601,337 options with an exercise price of $.0005 to various employees of the Company. The grant date fair value of the options granted was estimated at $0 per option calculated using the Black-Scholes valuation model with the following assumptions:

Expected volatility	23.8%

Expected dividends	—

Expected term	4 years

Risk-free rate	1.20%

A summary of the activity under the Plan’s as of September 30, 2013, and changes during the period then ended is presented below:

		Weighted-Average
Employee And Director Options	Shares	Exercise Price	Remaining Contractual Term

Outstanding at March 7, 2013	—	$—	—

Granted	601,337	0.0005	4

Outstanding at September 30, 2013	601,337	$0.0005	3.9

Exercisable at September 30, 2013	601,337	$0.0005	3.9

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Prior to March 7, 2013, RBH had three share-based compensation plans; the 2007 Employee Stock Option Plan (as amended), the 2007 Director Stock Option Plan, and the 2011 Employee Stock Option Plan (as amended) (the Plans). Under the 2007 and 2011 Employee Stock Option Plans, at its discretion RBH grants selected executives and other key employees share option awards whose vesting is contingent upon the Company’s achievement of stated performance metrics, as defined in the agreements. The 2007 Employee Stock Option Plan was amended in 2011 to lower the performance metrics required in the agreement. This plan was again amended in 2012 to lower the performance metrics, reduce the exercise price, and extend the vesting period. The 2011 Employee Stock Option Plan was amended in 2012 to extend the vesting period, reduce the exercise price and extend by one year the performance metrics. Share options under these Plans are generally granted at-the-money and have contractual lives not to exceed 10 years. Share options under the 2007 Employee Stock Option Plan contingently vest over a period of 5 years, depending on the achievement of the performance goals. Share options under the 2011 Employee Stock Option Plan vest fully in the year the stated performance metrics are met. No compensation was charged against operations for the 2011 Employee Stock Option Plan for the period October 1, 2012 to March 6, 2013 or fiscal 2012 as the vesting-related performance measures were not achieved. Compensation expense of $0 and $38,347 was charged against operations for the 2007 Employee Stock Option Plan for the period October 1, 2012 to March 6, 2013 and fiscal 2012, respectively. Under the 2007 Director Stock Option Plan, at its discretion RBH grants selected directors share option awards that generally vest based on five years of continuous service and have contractual lives not to exceed 10 years. Compensation expense of $0 and $6,880 was charged against operations for the Director Stock Option Plan for the period October 1, 2012 to March 6, 2013 and fiscal 2012, respectively. The combined number of shares subject to options available for issuance under the Plans cannot exceed 1,846. The grant date fair value of the options granted in 2012 was estimated at $1,050 per option calculated using the Black-Scholes valuation model with the following assumptions:

Expected volatility	21.6%

Expected dividends	—

Expected term	5 years

Risk-free rate	0.63%

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

A summary of the activity under the Plans’ as of September 30, 2012, and changes during the year then ended is presented below:

		Weighted-Average
Employee And Director Options	Shares	Exercise Price	Remaining Contractual Term

Outstanding at September 30, 2011	1,739	$1,706	7.6

Granted	190	1,000

Forfeited	(150)	1,000

Outstanding at September 30, 2012	1,779	$1,000	7.6

Exercisable at September 30, 2012	330	$1,000	6.6

As permitted under the accounting rules for share-based payments for nonpublic entities, the Company has elected to use the calculated value method to account for the options it issued during the period. A nonpublic entity that is unable to estimate the expected volatility of the price of its underlying shares may measure awards based on a “calculated value,” which substitutes the volatility of an appropriate index for the volatility of the entity’s own share price. Currently, there is no active market for the Company’s common shares. In addition, management has determined that it is unable to reasonably estimate the fair value of the options on the date of grant because the Company has not been able to identify a similar publicly held entity that can be used as a benchmark. Therefore, as a substitute for volatility, the Company used the historical volatility of a Biotechnology Index, which is representative of the Company’s size and industry. The Company has used the historical closing values of that index to estimate volatility.

As of September 30, 2012 there was approximately $1,551,000, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. The total fair value of shares vested during the year ended September 30, 2012 was approximately $45,000.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

15.	Related Party Transactions

Prior to March 7, 2012, Med Opportunity Partners LLC (Medop) was a significant owner and manager of RBC Investment Holdings, LLC which is the majority stockholder of RBH. Medop provided management services to RBC. The management agreement provided for RBC to pay monthly management fees plus reimbursement of out-of-pocket costs incurred. The monthly management fee was $45,833 through May 2012. The Management Services Agreement was amended during fiscal 2012 resulting in a reduction of the monthly management fee to $29,166 effective in June 2012 through May 2013.

16.	Income Taxes

The federal and state income deferred tax benefit is summarized as follows:

	Successor	Predecessor
	Period Ended September 30, 2013	Period Ended March 6, 2013	Fiscal Year Ended September 30, 2012

Current:
Federal	$—	$—	$620,655
State	—	—	80,406

Deferred:
Federal	1,091,245	524,536	2,233,947
State	112,334	50,140	213,539

Total income tax benefit	$1,203,579	$574,676	$3,148,547

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

A reconciliation of income tax benefit with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Successor	Predecessor
	Period Ended September 30, 2013	Period Ended March 6, 2013	Fiscal Year Ended September 30, 2012

Benefit for federal income taxes at the statutory rates	$1,087,556	$1,941,991	$2,908,463
Benefit for state income taxes	111,829	91,478	295,242
Valuation allowance	—	(425,604)	—
Research and development credit	5,406	31,634	—
Meals and entertainment	(1,212)	(614)	—
Goodwill impairment	—	(1,413,314)	—
Change in fair value of put warrants	—	360,585	(36,900)
Prior year permanent adjustments	—	—	2,643
Change in estimated tax rate	—	—	(20,901)
Other adjustments	—	(11,480)	—

Total income tax benefit	$1,203,579	$574,676	$3,148,547

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Successor	Predecessor
	Period Ended September 30, 2013	Fiscal Year Ended September 30, 2012

Current deferred tax assets (liabilities):
Accrued liabilities and allowances	$436,575	$169,244
Accrued compensation	43,752	40,175
Prepaid insurance	(3,762)	(9,375)

Total current deferred tax assets	476,565	200,044

Long-term deferred tax assets (liabilities):
Intangible assets	(3,870,312)	(2,339,103)
Deferred compensation	—	87,376
Amortization of deferred financing costs	—	(15,125)
Subordinated debt	(1,213,021)	—
Property and equipment	649,634	(917,660)
Net operating loss carryforwards	2,664,638	1,855,328
R&D carryforward	5,406	254,463

Total long-term deferred tax liabilities	(1,763,655)	(1,074,721)

Net deferred tax liabilities	$(1,287,090)	$(874,677)

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

At September 30, 2013, the Company had approximately $7,100,000 in unused net operating loss carryforwards that may be applied against future taxable income. Of that amount, approximately $5.4 million is limited to a maximum usage of approximately $1,100,000 per year, and these net operating losses expire in September 2017. The remaining $1,700,000 of net operating losses has no limitations as to use per year, and expire in September 2033.

17.	Sales Concentration

The Company has a concentration with three customers to whom it sells several commercial products and provides research and development services. Transactions with these three customers accounted for approximately $2,968,000 or 32% of total sales for the period March 7, 2013 to September 30, 2013. Accounts receivable from these three customers amounted to approximately $741,000, or 32% of gross accounts receivable at September 30, 2013.

The Company has a concentration with three customers to whom it sells several commercial products and provides research and development services. Transactions with these three customers accounted for approximately $3,742,333 or 81% of total sales for the period October 1, 2012 to March 6, 2013. Accounts receivable from these three customers amounted to approximately $973,601 or 81% of gross accounts receivable at March 6, 2013.

The Company has a concentration with four customers to whom it sells several commercial products and provides research and development services. Transactions with these four customers accounted for approximately $5,981,000 or 60% of total sales in fiscal 2012. Accounts receivable from these four customers amounted to approximately $421,000, or 17% of gross accounts receivable at September 30, 2012.

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